As filed with the Securities and Exchange Commission on January 29, 2007
Registration No. 333-139783

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 TO
FORM S-3
REGISTRATION STATEMENT
Under the
Securities Act of 1933
LAKES ENTERTAINMENT, Inc.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	41-1913991 (I.R.S. Employer Identification No.)
130 Cheshire Lane, Suite 101
Minnetonka, MN 55305
(952) 449-9092
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Lyle Berman
Chief Executive Officer
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, MN 55305
(952) 449-9092
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:

Jean M. Davis, Esq. Daniel R. Tenenbaum, Esq. Gray Plant Mooty 500 IDS Center 80 South Eighth Street Minneapolis, MN 55402 Telephone: (612) 632-3000 Telecopy: (612) 632-4444	Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Telephone: (212) 756-2000 Telecopy: (212) 593-5955
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered (1)	Per Share (2)	Price (1)(2)	Fee
Common stock, par value $0.01 per share	1,625,000(3)	$10.785	$17,525,625	$1,875(4)

(1)	Pursuant to Rule 416, there are also registered such indeterminate number of additional shares of common stock as may be issued by reason of any stock dividend, stock split or other similar transactions effected without receipt of consideration that results in an increase in the number of outstanding shares of common stock.

(2)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933. The maximum price per share information is based on the average of the high and the low sale price on December 27, 2006, as reported on The Nasdaq Global Market, which was a date within five business days prior to the date of filing the initial Form S-3 registration statement.

(3)	Includes the number of shares of common stock issuable to the selling shareholder upon either the (i) conversion of outstanding shares of series A convertible preferred stock or (ii) exercise of outstanding warrants. Under the terms of a registration rights agreement between the registrant and the selling shareholder identified in this registration statement, the registrant is required to register 130% of the shares of common stock issuable upon the exercise of the warrants currently exercisable to purchase up to an aggregate of 1,250,000 shares.

(4)	Paid with the filing of the initial Form S-3 registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities, pursuant to this prospectus, until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 29, 2007.
PROSPECTUS
LAKES ENTERTAINMENT, INC.

1,625,000 Shares of Common Stock

     This prospectus relates to the resale of up to 1,625,000 shares of our common stock that we may issue to the selling shareholder. The shares of common stock offered under this prospectus by the selling shareholder are issuable upon either (i) the conversion of outstanding shares of our series A convertible preferred stock, referred to as preferred stock, or (ii) the exercise of outstanding common stock purchase warrants, referred to as warrants. We will not receive any proceeds from the offer and sale of the shares. Rather, the selling shareholder will receive all of the net proceeds from any sale of the shares. However, as described in greater detail in this prospectus under the section “Use of Proceeds”, we may receive the proceeds from the exercise of the warrants issued to the selling shareholder. We have been advised that the selling shareholder may from time to time sell the common stock to or through brokers or dealers in one or more transactions, in The Nasdaq Global Market or otherwise, at market prices prevailing at the time of sale, at prices relating to prevailing prices, or at negotiated prices.
     Our common stock is listed on The Nasdaq Global Market under the symbol “LACO.” On                     , 2007, the closing sales price of our common stock as reported by The Nasdaq Global Market was $[___].
Investing in our common stock involves a high degree of risk.
See “Risk factors” beginning on page 7 of this Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is                     , 2007

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the selling shareholders have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is accurate as of the date of the front cover of this prospectus, but the information may have changed since that date.
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement containing this prospectus, including the exhibits to the registration statement, also contains additional information about us and our securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission’s website (located at www.sec.gov) or at the Securities and Exchange Commission’s Public Reference Room mentioned under the heading “Where You Can Find More Information” on page 27 of this prospectus.
 (i)

SUMMARY
          This summary highlights certain information contained elsewhere in this prospectus and the documents incorporated by reference into this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and other information that is incorporated by reference into this prospectus, before making an investment decision. In addition, this prospectus summarizes other documents that we urge you to read. All references in this prospectus to “Lakes,” “we,” “our,” and “us” refer to Lakes Entertainment, Inc. and its subsidiaries.
Business Overview
          We develop, finance and manage Indian-owned casino properties. We currently have development (which includes certain financing requirements) and management agreements with two separate tribes for one new casino development project in Michigan, one in California, and with two separate tribes in Oklahoma for five various casino projects. We have agreements with a second tribe in California to develop and finance a new casino project. We are also involved in other business activities, including development of a non-Indian casino in Mississippi and the development of new table games for licensing to both Tribal and non-Tribal casinos. In addition, as of November 6, 2006, we owned approximately 61% of WPT Enterprises, Inc., referred to as WPTE, a separate publicly held media and entertainment company principally engaged in the development, production and marketing of gaming themed televised programming, the licensing and sale of branded products and the sale of corporate sponsorships. Our consolidated financial statements include the results of operations of WPTE, and in recent periods, our revenues have been derived primarily from WPTE’s business.
     Indian Casino Business
          Our primary business is to develop and manage Indian-owned casino properties that offer the opportunity for long-term development of related entertainment facilities, including hotels, golf courses, theaters, recreational vehicle parks and other complementary amenities. We currently have agreements with five separate tribes that include one new casino development project in Michigan, two new casino development projects in California, and three new casino development projects and two existing casino operations in Oklahoma. We, through various subsidiaries, have entered into the following contracts for the development and financing and/or management of new casino operations, all of which are subject to various regulatory approvals and in some cases resolution of legal proceedings:
•	We have contracts to develop and manage The Foothill Oaks Casino to be built on the Rancheria of the Shingle Springs Band of Miwok Indians, referred to as the Shingle Springs Tribe, in El Dorado County, California, adjacent to U.S. Highway 50, approximately 30 miles east of Sacramento, California, referred to as the Shingle Springs Casino.

•	We have contracts to develop and manage the Four Winds Casino resort, which is being built on land placed into trust for the Pokagon Band of Potawatomi Indians in New Buffalo Township, Michigan near Interstate 94. The casino location is near the first Interstate 94 exit in southwestern Michigan and approximately 75 miles east of Chicago, referred to as the Pokagon Casino. The Four Winds Casino resort is currently under construction with an anticipated completion date of late summer 2007.

•	We have contracts to develop and finance a casino to be built on the Rancheria of the Jamul Indian Village, referred to as the Jamul Tribe, located on Highway 94, approximately 20 miles east of San Diego, California, referred to as the Jamul Casino.

•	We have consulting agreements and management contracts with three wholly-owned subsidiaries, referred to collectively as the Pawnee Nation, of the Pawnee Tribal Development Corporation (“TDC”), in connection with assisting the Pawnee Nation in developing, equipping and managing (1) the Chilocco Casino, which is planned to be built on approximately 800 acres of Indian gaming land owned by the Pawnee Nation in northern Oklahoma near the Kansas border, (2) the Pawnee Nation’s existing Trading Post casino operation in Pawnee, Oklahoma, and (3) the proposed casino operation at the Pawnee Nation’s existing Travel Plaza at the intersection of U.S. Highway 412 and State Highway 18, approximately 25 miles from Stillwater, Oklahoma. However, on December 1, 2006, Lakes announced that the Pawnee Nation of Oklahoma Business Council (the “Business Council”) declined to approve a proposed updated tribal agreement with a Lakes subsidiary relating to the Pawnee Trading Post Casino. Since the consulting and management agreements were originally entered into in January 2005, several new members have been appointed to the Business Council which has resulted in a substantial change in the Business Council’s membership. Lakes, the TDC and its gaming subsidiaries (the tribal entities that own and operate the tribal casinos), which support approving the updated tribal agreement and Lakes’ involvement in the projects, are evaluating how they wish to proceed with their current project agreements given this action, including perhaps terminating the project agreements.

For its consulting services, Lakes is receiving monthly fees of $5,000 related to the Trading Post Casino project and is to receive monthly fees of $25,000 and $250,000 from the Travel Plaza Casino and Chilocco Casino projects, respectively, upon their completion. Lakes had also planned to manage each of these facilities under management contracts, subject to regulatory approvals.

Lakes has advanced approximately $5.1 million to the TDC related to these projects under the existing agreements. Lakes intends to work with the TDC to resolve all of the financial terms of the contracts including repayment of the advances if the project agreements are in fact terminated as a result of the Business Council’s decision. However, if the agreements are terminated, there can be no assurance that Lakes will receive any future fees related to these projects or that it will be repaid in full for its advances. As a result, Lakes’ annual consolidated financial statements as of and for the year ended December 31, 2006 are expected to be adversely impacted by write-downs related to these advances, the magnitude of which cannot be determined at this time.

•	We have consulting agreements and management contracts with the Iowa Tribe of Oklahoma, referred to as the Iowa Tribe, in connection with developing, equipping and managing the Ioway Casino resort which is planned to be built near Route 66 and approximately 25 miles northeast of Oklahoma City, Oklahoma and the Iowa Tribe’s existing Cimarron Casino, located in Perkins, Oklahoma.

•	We have also explored, and are continuing to explore, other development projects with Indian tribes.
          Non-Indian Casinos
          We also explore opportunities to develop and operate casinos that are not owned by Indian tribes. We have received various regulatory approvals to develop a company-owned casino on approximately 300 acres near Vicksburg, Mississippi. We do not expect to commence this project until 2007.
          WPT Enterprises, Inc.
          WPTE creates branded entertainment and consumer products driven by the development, production, and marketing of televised programming based on gaming themes. WPTE’s World Poker Tour®, or WPT, television series, based on a series of high-stakes poker tournaments, airs in the United States on the Travel Channel LLC, referred to as Travel Channel, and in more than 150 territories globally. WPTE has four operating units:
          WPT Studios. WPTE’s multi-media entertainment division generates revenue from the domestic and international licensing of broadcast and telecast rights and through casino host fees. Since WPTE’s inception, the WPT Studios division has been responsible for approximately 75% of WPTE’s total revenue. WPTE licenses the WPT series to the Travel Channel for telecast in the United States under an exclusive licensing agreement. WPTE has produced four complete seasons of the World Poker Tour series under the WPTE agreements, and Season Five is currently in production. The Travel Channel continues to hold options to license Seasons Six and Seven. WPTE also has license agreements for the distribution of WPTE’s World Poker Tour episodes in over 150 territories, for which WPTE receives license fees, net of WPTE’s agent sales fees and agreed upon sales and marketing expenses. In addition, WPTE has a license agreement to telecast WPTE’s new Professional Poker Tour®, or PPT, series, which began airing in the third quarter of 2006. WPTE also collects annual host fees from the member casinos that host World Poker Tour events (WPTE’s member casinos). In May 2006, WPTE was notified by the licensee that it had chosen to not exercise its option for Season Two and subsequent seasons of the PPT. WPTE is attempting to find a new broadcast partner for the PPT going forward.
          WPT Consumer Products. WPTE’s branded consumer products division generates revenues principally from royalties from the licensing of WPTE’s brand to companies seeking to use the World Poker Tour brand and logo in the retail sales of their consumer products. In addition, this business unit generates revenue from direct sales of company-produced branded merchandise. WPTE has generated significant revenues from existing licensees, including US Playing Card, Hands-On Mobile, and MDI. WPTE also has a number of licensees that are developing new licensed products including electronic, casino-based, poker related gaming machines from International Game Technology, and interactive television games from Pixel Play.
          WPT Corporate Alliances. WPTE sponsorship and event management division generates revenue from corporate sponsorship and management of televised and live events. WPTE’s sponsorship program uses the professional sports model as a method to foster entitlement sponsorship opportunities and naming rights to major corporations. Anheuser-Busch has been the largest source of revenues from its sponsorship of Seasons Two, Three and Four of the World Poker Tour series on the Travel Channel. During the third quarter of 2006, WPTE completed an agreement with Anheuser-Busch to continue its sponsorship for Season Five of the World Poker Tour. During the second quarter of 2006, WPTE finalized a sponsorship agreement with Xyience, Inc., a non-alcoholic energy drink developer and distributor, to promote its product as the “official energy drink” of Season Five and Season Six of the World Poker Tour.
          WPT Online Gaming. WPTE’s online poker and casino gaming division generates revenue from WPTE’s agreement with WagerWorks, Inc., referred to as WagerWorks, pursuant to which WPTE granted to WagerWorks a license to utilize the WPT brand to create a WPT-branded online gaming website, WPTonline.com, which features an online poker room and an online casino with a broad selection of slots and table games. In exchange for the license to WagerWorks of WPTE’s brand, WagerWorks shares with WPTE a percentage of all net revenue it collects from the operation of the online poker room and online casino. Although any Internet user can access WPTonline.com via the World Wide Web, the website does not permit bets to be made from players in the United States and other restricted jurisdictions.
          In June 2006, WPTE entered into an agreement with CyberArts Licensing, LLC, referred to as CyberArts, providing WPTE with a perpetual, nonexclusive and nontransferable license for the object code of certain poker software and related banking and card room management software tools to develop WPTE’s own online poker room. The CyberArts agreement enables WPTE to develop, manage, market and handle customer service for the online poker business from WPTE’s own international headquarters.
          In July 2006, WPTE amended its agreement with WagerWorks to permit WPTE to own and operate an online poker room, and fix a termination date for WagerWorks’ operation of WPTE’s online poker room. The amended agreement also permits WPTE to offer multi-player real-money poker gaming via cellular phone using software provided by 3G Scene Limited, referred to as 3G Scene. WPTE entered into a license agreement with 3G Scene in July 2006 that grants 3G Scene a non-exclusive license to use the World Poker Tour brand in promoting its real-money mobile gaming application solely in jurisdictions where such gaming is not restricted.
          In October 2006, the Unlawful Internet Gambling Act of 2006, referred to as the Act, was signed into law. Among other things, the Act prohibits financial institutions from processing payments in connection with unlawful internet gambling pursuant to state or federal laws. WPTE believes that the Act is unlikely to have a direct adverse effect on WPTE’s day-to-day operations, since WPTE has always maintained a policy of not taking online wagers from patrons within the United States of America. The Act could potentially result in increased competition to secure online gaming customers outside the United States of America; however, the long-term impact, if any, on WPTE’s business cannot currently be determined.
          Development and Marketing of Table Games.
          We have a division that buys, patents and licenses rights for new table game concepts to market/distribute and license to casinos. We are continuing to test and market a number of games including World Poker Tour “All In Hold’Em,” “Rainbow Poker,” “Pyramid Poker” and “Bonus Craps.” The World Poker Tour “All In Hold’Em” game is currently operating in several casinos across the United States. Our revenue from this division is currently not significant.
          Real Estate Holdings.
          We have parcels of land in California and Oklahoma related to our Indian casino projects with the Jamul Tribe, the Shingle Springs Tribe and the Iowa Tribe of Oklahoma; in Minnesota related to our corporate headquarters; in Mississippi related to our planned company-owned casino; and in Texas related to a terminated casino project.
          Executive Offices
          We are incorporated under the laws of the State of Minnesota. Our executive offices are located at 130 Cheshire Lane, Suite 101, Minnetonka, Minnesota, 55305, and our telephone number is (952) 449-9092. Our website address is www.lakesentertainment.com. Information on our website does not constitute part of this prospectus.
Material Changes
          There have been no material changes to our business affairs since the filing of our annual report on Form 10-K for the fiscal year ended January 1, 2006 which have not been described in our SEC filings since that date.
The Offering

Common stock offered by selling shareholder	1,625,000 shares

Common stock outstanding after offering	24,573,635 shares

Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling shareholders. However, as described in greater detail in this prospectus under the section “Use of Proceeds”, we may receive the proceeds from the exercise of the warrants issued to the selling shareholder.

Nasdaq Global Market Symbol	LACO

Risk Factors	Investing in our common stock is subject to several risks that you should carefully consider before deciding to invest in our common stock. These risks are discussed more fully in “Risk Factors.”
Except as otherwise indicated, all information in this prospectus:

•	excludes 4,716,400 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $6.14 per share; and

•	excludes 35,500 shares of our common stock that are reserved for future grants of stock options under our existing stock option plans.

RISK FACTORS
          Investing in our common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information included in, or incorporated by reference into, this prospectus, before deciding to invest in our common stock. If any of the following risks, or other risks that we have not identified or that we believe are immaterial or unlikely, occur, our business, financial condition and results of operations could be materially harmed. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risk Related to Our Industry
The completion of our planned Indian and non-Indian casino development projects may be significantly delayed or prevented due to a variety of factors, many of which are beyond our control.
          Although we have experience developing and managing casinos owned by Indian tribes and located on Indian land, we have not developed or managed a casino in the States of California or Michigan. The opening of each of our proposed facilities will be contingent upon, among other things, the completion of construction, hiring and training of sufficient personnel and receipt of all regulatory licenses, permits, allocations and authorizations. The scope of the approvals required to construct and open these facilities will be extensive, and the failure to obtain such approvals could prevent or delay the completion of construction or opening of all or part of such facilities or otherwise affect the design and features of the proposed casinos.
          No assurances can be given that once a schedule for such construction and development activities is established, such development activities will begin or will be completed on time, or any other time, or that the budget for these projects will not be exceeded.
          In addition, the regulatory approvals necessary for the construction and operation of casinos are often challenged in litigation brought by government entities, citizens groups and other organizations and individuals. Such litigation can significantly delay the construction and opening of casinos. Certain of our casino projects have been significantly delayed as a result of such litigation, and there is no assurance that the litigation can be successfully resolved. Our casino projects may experience further significant delays before they can be completed, if ever.
          Major construction projects entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and non-availability of construction equipment. These factors or delays or difficulties in obtaining any of the requisite licenses, permits, allocations and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening of any of these planned casino developments or otherwise affect their design.
If our current casino development projects are not completed or fail to successfully compete once completed, we may lack the funds to compete for and develop future gaming or other business opportunities which may have a material adverse effect on our results of operations.
          The gaming industry is highly competitive. Gaming activities include traditional land-based casinos; river boat and dockside gaming; casino gaming on Indian land; state-sponsored lotteries and video poker in restaurants, bars and hotels; pari-mutuel betting on horse racing and dog racing; sports bookmaking; and card rooms. The casinos to be managed or owned by us compete, and will in the future compete, with all these forms of gaming, and will compete with any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment.
          We also compete with other gaming companies for opportunities to acquire legal gaming sites in emerging and established gaming jurisdictions and for the opportunity to manage casinos on Indian land. Many of our competitors have more personnel and may have greater financial and other resources than us. Such competition in the gaming industry could adversely affect our ability to attract customers which would adversely affect our operating results. In addition, further expansion of gaming into new jurisdictions could also adversely affect our business by diverting customers from our planned managed casinos to competitors in such jurisdictions.
We could be prevented from completing our current casino development projects or pursuing future development projects due to changes in the laws, regulations and ordinances (including tribal or local laws) that apply to gaming facilities or the inability of us or our key personnel, significant shareholders or joint venture partners to obtain or retain gaming regulatory licenses.
          The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations, and often require such parties to obtain certain licenses, permits and approvals.
          The rapidly-changing political and regulatory environment governing the gaming industry (including gaming operations which are conducted on Indian land) makes it impossible for us to accurately predict the effects that an adoption of or changes in the gaming laws, regulations and ordinances will have on us. However, the failure of us, or any of our key personnel, significant shareholders or joint venture partners, to obtain or retain required gaming regulatory licenses could prevent us from expanding into new markets, prohibit us from generating revenues in certain jurisdictions, and subject us to sanctions and fines.
          The political and regulatory environment in which we operate, including with respect to gaming activities on Indian land, is discussed in greater detail in our Annual Report on Form 10-K for the fiscal year ended January 1, 2006, referred to as the 2005 Form 10-K, under the caption “Business-Regulation.”

During September 2005, legislation was proposed to amend the Gambling Devices Act of 1962 which could negatively affect projected management/consulting fees from the Shingle Springs and Jamul Casino projects.
          During September 2005, the Department of Justice proposed legislation that would amend the Gambling Devices Act of 1962 (commonly referred to as the Johnson Act). The proposal seeks to clarify the difference between Class II and Class III machines. It prohibits Indian tribes from operating games that resemble slot machines without a tribal-state compact. The legislation proposes to amend the Johnson Act in three significant ways. First, the definition of “gaming device” in Section 1171 of the Johnson Act would be amended to clarify how the element of chance can be provided in a gaming device. Second, Section 1172 of the Johnson Act would be amended to clarify that certain “qualifying” technological aids could be transported and used in Indian country. Third, a new Section (d) would be added to Section 1175 of the Johnson Act to provide an express exception to allow technological devices to be used in Class II gaming.
          This is only proposed legislation, but if passed it could affect our planned casino operations for the Shingle Springs Tribe and the Jamul Tribe and distributable fees to us. Class II machines are currently planned to be used at the Shingle Springs and Jamul Casinos. If the legislation were passed there is no assurance that substitute allowable Class II machines would result in the same projected operating results as the Class II machines currently planned to be used and in use by the above-mentioned projects. If this were to occur it could have a material adverse effect on our results of operations and financial conditions.
Risks Related to Our Business
Any significant delay in, or non-completion of, our planned Indian and non-Indian casino development projects could have a material adverse effect on our future cash flows and profitability.
          Since the expiration of our management contract for Grand Casino Coushatta (the last remaining Indian-owned casino managed by us) on January 16, 2002, we have generated minimal revenue from our casino management activities. We have had minimal current casino management-related operating revenue with which to offset the investment costs associated with our current or future casino development projects. Delays in the completion of our current development projects, or the failure of such projects to be completed at all, may cause our operating results to vary significantly and may adversely affect our future earnings, cash flows and financial condition, and/or could ultimately cause us to cease our operations entirely. In addition, once developed, no assurances can be given that we will be able to manage these casinos on a profitable basis or to attract a sufficient number of guests, gaming customers and other visitors to make the various operations profitable independently. With each project we are subject to the risk that our investment may be lost if the project cannot obtain adequate financing to complete development and open the casino successfully. In some cases, we may be forced to provide more financing than we originally planned in order to complete development, increasing the risk to us in the event of a default by the casino. In addition, because our future growth in revenues and our ability to generate profits will depend to a large extent on our ability to increase the number of our managed casinos or develop new business opportunities, the delays in the completion or the non-completion of our current development projects may adversely affect our ability to realize future growth in revenues and future profits.
The termination of our management contracts and consulting agreements with Indian tribes may have a material adverse effect on our results of operations and financial condition.
          The terms of our current management contracts and consulting agreements provide that such contracts may be terminated under certain circumstances, including without limitation, the possible failure to obtain NIGC approval for the project, the loss of requisite gaming licenses, or an exercise by an Indian tribe of its buyout option. In addition, each of our current management and consulting agreements expire by their terms anywhere from five to seven years after commencement of casino operations for the project. Without the realization of new business opportunities or new management contracts or consulting agreements, the termination of management contracts and/or consulting agreements could have a material adverse effect on our results of operations and financial condition.
If the NIGC elects to modify the terms of our management contracts with Indian tribes or void such contracts altogether, our revenues from management contracts may be reduced or eliminated.
          The NIGC has the power to require modifications to Indian management contracts under certain circumstances or to void such contracts or ancillary agreements including loan agreements if the management company fails to obtain requisite approvals or to comply with applicable laws and regulations. The NIGC has the right to review each contract and has the authority to reduce the term of a management contract or the management fee or otherwise require modification of the contract, which could have an adverse effect on us. Currently, only our management contracts with Shingle Springs, Pokagon Band and the Iowa Tribe of Oklahoma (relating to the Cimarron Casino project in Oklahoma) have been approved by the NIGC. The other management contracts have not received final approval by the NIGC and may require modification prior to receiving approval.
If Indian tribes default on their repayment obligations or wrongfully terminate their management contracts with us, we may be unable to collect the amounts due.
          We have made, and may make, substantial loans to Indian tribes for the construction, development, equipment and operations of casinos to be managed by us. Our only recourse for collection of indebtedness from an Indian tribe or money damages for breach or wrongful termination of a management contract is from revenues, if any, from casino operations. We have subordinated, and may in the future subordinate again, to other parties related to the casino operations, the repayment of loans made to an Indian tribe and other distributions due from an Indian tribe (including management fees) in favor of other obligations of the Indian tribe. Accordingly, in the event of a default by an Indian tribe under such obligations, our loans and other claims against the Indian tribe will not be repaid until such default has been cured or the Indian tribe’s senior casino-related creditors have been repaid in full.

A deterioration of our relationship with an Indian tribe could cause delays in the completion of a casino development project with that Indian tribe or even force us to abandon a casino development project altogether and prevent or significantly impede recovery of our investment therein.
          Good personal and professional relationships with Indian tribes and their officials are critical to our proposed and future Indian-related gaming operations and activities, including our ability to obtain, develop and effectuate management and other agreements. As sovereign nations, Indian tribes establish their own governmental systems under which tribal officials or bodies representing an Indian tribe may be replaced by appointment or election or become subject to policy changes. Replacements of Indian tribe officials or administrations, changes in policies to which an Indian tribe is subject, or other factors that may lead to the deterioration of our relationship with an Indian tribe may cause delays in the completion of a development project with that Indian tribe or prevent the project’s completion altogether, which may have an adverse effect on the results of our operations.
If funds from our operations are insufficient to support our cash requirements and we are unable to obtain additional financing in order to satisfy these requirements, we may be forced to delay, scale back or eliminate some of our expansion and development goals, or cease our operations entirely.
          We will require additional capital through either public or private financings to meet operating and development expenses during fiscal 2007 and we are currently considering various financing alternatives. In February 2006, we closed on a $50 million financing facility with the selling shareholder named in this prospectus, who is an affiliate of Prentice Capital Management, LP, referred to as Prentice. The $25 million outstanding principal balance under the facility together with accrued interest was repaid in full in June 2006, as discussed below.
          On June 22, 2006, we borrowed $105 million under a financing facility with Bank of America, N.A., referred to as BofA, under a credit agreement among us, our subsidiary, Lakes Gaming and Resorts, LLC, BofA and the lenders. Approximately $25.2 million of the initial draw was used to repay in full the loan payable to Prentice.
          As previously announced, while the funds from the BofA credit agreement allow us to move forward with various casino development projects, we anticipate incurring additional pre-construction costs which will require additional sources of financing during fiscal 2007 to meet operational and development needs. Therefore, we will continue to explore additional financing alternatives to fund those needs. Such financings may not be available when needed on terms acceptable to us or at all. Moreover, any additional equity or debt financings may be dilutive to our shareholders, and any debt financing may involve additional restrictive covenants. An inability to raise such funds when needed might require us to delay, scale back or eliminate some of our expansion and development goals, or might require us to cease our operations entirely.
          In addition, the construction of our Indian casino projects may depend on the ability of the Indian tribes to obtain financing for the projects. If such financing cannot be obtained on acceptable terms, it may not be possible to complete these projects. In order to assist the Indian tribes, we may be required to guarantee the Indian tribes’ debt financing or otherwise provide support for the Indian tribes’ obligations. Any guarantees by us or similar off-balance sheet obligations, if any, will increase our potential exposure in the event of a default by any of these Indian tribes.
If one or more of our Indian casino projects fail to open, the recorded assets related to those projects will be impaired and there may be a material adverse impact on our financial results.
          We record assets related to Indian casino projects on our consolidated balance sheet as long-term assets related to Indian casino projects. The majority of our long-term assets related to Indian casino projects are in the form of loans to the Indian tribes pursuant to our financing agreements with varying degrees of collection risk, and with repayment often dependent on the operating performance of each gaming property. These loans are included as notes receivable on the consolidated balance sheet, under the category “long-term assets related to Indian casino projects”. At October 1, 2006, we had $224.9 million in long-term assets related to Indian casino projects, of which $149.2 million was in the form of notes receivable, which are recorded at estimated fair value on the consolidated balance sheet, which represented approximately 42% of our total assets. See Note 3 to our consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2006, referred to as our 2006 Third Quarter Form 10-Q. The loans are made to Indian tribes for pre-construction financing related to gaming properties being developed by us. All of the loans are subject to varying degrees of collection risk and there is no established market for these loans. For the loans representing indebtedness of Indian tribes, the repayment terms are specific to each Indian tribe and are largely dependent upon the operating performance of each gaming property. Repayments of such loans are required to be made only if distributable profits are available from the operation of the related casinos. Repayments are also the subject of certain distribution priorities specified in the management contracts. In addition, repayment to us of the loans and the manager’s fees under our management contracts are subordinated to certain other financial obligations of the respective Indian tribes.
          Included in long-term assets related to Indian casino projects are intangible assets related to the acquisition of the management contract, land held for development and other costs incurred in connection with opening the casino of $54.1 million, $16.7 million and $4.9 million, respectively, at October 1, 2006. It is possible that one or more of our Indian casino projects will fail to open, which will render the majority of the assets related to the failed Indian casino project impaired. See the latest version of our critical accounting policies and estimates in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Third Quarter Form 10-Q.
Our entry into new businesses may result in future losses.
          We have announced that part of our strategy involves diversifying into other businesses such as developing and owning our own casino and the development and marketing of our own table games. Development of table games involves business risks separate from the risks involved in casino development and these investments may result in future losses to us. These risks include but are not limited to negative cash flow, initial high development costs of new products and/or services without corresponding sales pending receipt of corporate and regulatory approvals, market introduction and acceptance of new products and/or services, and obtaining regulatory approvals required to conduct the new businesses. Our diversification activities may never successfully add to our future revenues and income.
We cannot guarantee the financial results of the expansion of the World Poker Tour business, the results of which may negatively impact our financial results.
          As of November 6, 2006, we, through our subsidiary Lakes Poker Tour, LLC, owned approximately 61% of the outstanding common stock of WPTE. As a result, our consolidated financial results include WPTE’s operations. In fiscal 2004, our consolidated revenues of $17.6 million, were derived entirely from the WPTE business, mainly from license fees for United States telecast of World Poker Tour television episodes. In fiscal 2005 our consolidated revenues of $18.2 million were derived from WPTE. WPTE’s revenues were $18.1 million for fiscal 2005 from the delivery of 13 Season Three episodes and five Season Four episodes, international television licensing of the World Poker Tour’s Season One and Two and product licensing fees.
          WPTE’s revenues for the first nine months of 2006 were $23.2 million and primarily included delivery of 16 episodes of Season Four of the World Poker Tour, one episode of Season Five of the World Poker Tour and 19 episodes of the Professional Poker Tour. Additionally, by the end of 2006, WPTE expects to deliver three additional episodes of Season Five of the World Poker Tour and the remaining five episodes of Season One of the Professional Poker Tour. The margins for the PPT were higher in the first three quarters of 2006 as certain production costs had previously been expensed. WPTE has produced four complete seasons of the World Poker Tour series under the agreements, and Season Five is currently in production. The Travel Channel continues to hold options to license Seasons Six and Seven. On May 1, 2006, the Travel Channel notified WPTE that it had chosen to not exercise its options for Season Two and subsequent seasons of the PPT. The PPT’s first season, which includes 24 two-hour episodes, has already been filmed and began to air on TRV in July 2006. WPTE is attempting to find a new broadcast partner for the PPT going forward. WPTE expects to continue to increase sales and marketing expenses related to WPTonline.com during the remainder of 2006 in order to increase player traffic on the site. Fiscal 2006 operating and net earnings has been negatively impacted by the adoption of FAS 123R, requiring WPTE to expense employee stock options.
          We can provide no assurance that WPTE will achieve its forecasted revenues for the remainder of 2006 and thereafter, that WPTE will be able to expand its business, or that WPTE’s operations will positively impact our financial results because WPTE’s business is subject to many risks and uncertainties. The risks include, but are not limited to, WPTE’s relatively short operating history, WPTE’s dependence on its agreements with Travel Channel, continued public acceptance of the World Poker Tour programming and brand, protection of WPTE’s intellectual property rights, and its ability to successfully expand into new and complementary businesses, including internet gaming. The Unlawful Internet Gambling Enforcement Act of 2006 prohibits online gaming in the United States of America. Because WPTE’s internet gambling site does not allow for online gambling from within the United States of America, the Act is not currently expected to adversely impact WPTE, but the potential long-term effects of the Act on market competition can not be predicted at this time.
We are dependent on the ongoing services of our Chairman and Chief Executive Officer, Lyle Berman, and the loss of his services could have a detrimental effect on the pursuit of our business objectives, profitability and the price of our common stock.
          Our success will depend largely on the efforts and abilities of our senior corporate management, particularly Lyle Berman, our Chairman and Chief Executive Officer. The loss of the services of Mr. Berman or other members of senior corporate management could have a material adverse effect on us. We have a $20 million key man life insurance policy on him.
Risks Relating to this Offering
Our Articles of Incorporation and Bylaws may discourage lawsuits and other claims against our directors.
          Our Articles of Incorporation and Bylaws provide, to the fullest extent permitted by Minnesota law, that our directors shall have no personal liability for breaches of their fiduciary duties to us. In addition, our Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Minnesota law. These provisions reduce the likelihood of derivative litigation against our directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty.
Our Articles of Incorporation contain provisions that could discourage or prevent a potential takeover, even if the transaction would be beneficial to our shareholders.
          Our Articles of Incorporation authorize our Board of Directors to issue up to 200 million shares of capital stock, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by our shareholders. The Board of Directors may authorize additional classes or series of shares that may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions that could adversely affect the rights of holders of our common stock and reduce the value of our common stock. In connection with closing on a $50 million financing facility in February 2006, our Board of Directors authorized the creation of class of Series A Convertible Preferred Stock with contingent conversion rights and limited voting rights, and we issued an aggregate of 4,451,751 shares of such preferred stock to an affiliate of Prentice. The Series A Convertible Preferred Stock and any other class of preferred stock that may be authorized by our Board of Directors for issuance in the future could make it more difficult for a third party to acquire us, even if a majority of our holders of common stock approved of such acquisition.
The price of our common stock may be adversely affected by significant price fluctuations due to a number of factors, many of which are beyond our control.
          The market price of our common stock has experienced significant fluctuations and may continue to fluctuate in the future. The market price of our common stock may be significantly affected by many factors, including:
•	obtaining all necessary regulatory approvals for our casino development projects;

•	litigation surrounding one or more of our casino developments;

•	changes in requirements or demands for our services or WPTE’s products;

•	the announcement of new products or product enhancements by us or our competitors;

•	technological innovations by us or our competitors;

•	quarterly variations in our or our competitors’ operating results;

•	changes in prices of our or our competitors’ products and services;

•	changes in our revenue and revenue growth rates;

•	changes in earnings or (loss) per share estimates by market analysts or speculation in the press or analyst community; and

•	general market conditions or market conditions specific to particular industries.
We have issued numerous options and warrants to acquire our common stock that could have a dilutive effect on our common stock.
          As of October 1, 2006, we had options outstanding to acquire 4.8 million shares of our common stock, exercisable at prices ranging from $3.25 to $18.16 per share, with a weighted average exercise price of approximately $6.11 per share. During the terms of these options, the holders will have the opportunity to profit from an increase in the market price of our common stock with resulting dilution to the holders of shares who purchased shares for a price higher than the respective exercise or conversion price. In addition, the increase in the outstanding shares of our common stock as a result of the exercise or conversion of these options could result in a significant decrease in the percentage ownership of our common stock by the purchasers of its common stock.
          In February 2006, we closed on a $50 million financing facility with Prentice. As consideration for the financing, we issued to an affiliate of Prentice warrants to purchase up to 1.25 million shares of common stock that can be immediately exercised at $7.50 per share. The warrants are subject to customary anti-dilution protections. The shares underlying these warrants are being registered for resale by the selling shareholder. The warrants expire in February 2013.
The market price of our common stock may be reduced by future sales of our common stock in the public market.
          Sales of substantial amounts of our common stock in the public market that are not currently freely tradable, or even the potential for such sales, could have an adverse effect on the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recover their investment or make a profit. As of October 1, 2006, these shares consist of approximately 8.0 million shares beneficially owned by our executive officers and directors.

Certain provisions in our articles of incorporation may require a shareholder to sell to us shares of our capital stock held by such shareholder, even if the shareholder does not want to sell.
          Gaming regulations in various jurisdictions in which we have casino development projects impose certain restrictions on the equity ownership of licensed casino operators. In order to facilitate compliance with these regulations and to preserve our ability to be awarded additional gaming licenses in the future, our articles of incorporation include a provision that allows us to redeem, at fair market value, shares of our capital stock held by any shareholder whose status as a shareholder, in the opinion of our board of directors, jeopardizes the approval, continued existence or renewal by any gaming regulatory authority, of a contract to manage gaming operations, or any other tribal, federal or state license or franchise held by us or any of our subsidiaries. As a result, a shareholder could be required to sell our capital stock at a time when the shareholder may consider our securities to be undervalued or may otherwise not want to sell our securities.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this prospectus, including the documents that are incorporated by reference into this prospectus, contain statements that are forward-looking, such as plans for future expansion and other business development activities as well as other statements regarding capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition.
          Such forward looking information involves important risks and uncertainties that could significantly affect our anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of us.
          These risks and uncertainties include, but are not limited to, need for current financing to meet our operational and development needs; those relating to the inability to complete or possible delays in completion of our casino projects, including various regulatory approvals and numerous other conditions which must be satisfied before completion of these projects; possible termination or adverse modification of management or development contracts; we operate in a highly competitive industry; possible changes in regulations; reliance on continued positive relationships with Indian tribes and repayment of amounts owed to us by Indian tribes; continued contracts with the Pawnee Nation as a result of the change in its business council membership; possible need for future financing to meet our expansion goals; risks of entry into new businesses; reliance on our management; and the fact that WPTE shares held by us are currently not liquid assets, and there is no assurance that we will be able to realize value from these holdings equal to the current or future market value of WPTE common stock. There are also risks and uncertainties relating to WPTE that may have a material effect on our consolidated results of operations or the market value of the WPTE shares held by us, including WPTE’s significant dependence on the Travel Channel LLC as a source of revenue; the potential that WPTE’s television programming may fail to maintain a sufficient audience; difficulty of predicting the growth of WPTE’s online casino business, which is a relatively new industry with an increasing number of market entrants; the risk that WPTE may not be able to protect its entertainment concepts, current and future brands and other intellectual property rights; the risk that competitors with greater financial resources or marketplace presence might develop television programming that would directly compete with WPTE’s television programming; the increased time, cost and expense of developing and maintaining WPTE’s own online gaming software; the risk that WPTE may not be able to protect its entertainment concepts, current and future brands and other intellectual property rights; risks associated with future expansion into new or complementary businesses; the termination or impairment of WPTE’s relationships with key licensing and strategic partners; and WPTE’s dependence on its senior management team. For more information, review our filings with the United States Securities and Exchange Commission. For further information regarding the risks and uncertainties, see “Risk Factors.”
USE OF PROCEEDS
          All net proceeds from the sale of shares of our common stock in this offering will go to the selling shareholder who offers and sells them. We will not receive any proceeds from this offering. Any sale of shares by us to the selling shareholder in connection with the exercise of the warrants will be made pursuant to an exemption from the registration requirements of the applicable securities laws. We expect to use the proceeds from such sales for general working capital purposes.

SELLING SHAREHOLDER
          The shares of our common stock being offered by the selling shareholder are issuable upon conversion of the preferred shares and upon exercise of the warrants. In February 2006, pursuant to the terms of a securities purchase agreement, we sold 4.46 million preferred shares and warrants for the purchase of up to 4.46 million shares of our common stock to the selling shareholder. The preferred shares and warrants were issued in connection with closing on a $50 million financing facility with an affiliate of the selling shareholder. The aggregate purchase price for the preferred shares was approximately $44,578, and a nominal amount was paid for the warrants. The preferred shares and warrants were issued to the selling shareholder in reliance upon exemptions from the registration requirements of applicable securities laws. As a result of the financing facility being paid off in full, warrants for the purchase of up to 3.21 million shares lapsed and are no longer exercisable. We are registering the shares of our common stock in order to permit the selling shareholder to offer the shares for resale from time to time. Except for the ownership of the preferred shares and the warrants issued pursuant to the securities purchase agreement, and the $50 million financing facility, the selling shareholder has not had any material financial relationship with us within the past three years.
          The table below lists the selling shareholder and other information regarding the beneficial ownership of the shares of common stock by the selling shareholder. The second column lists the number of shares of common stock beneficially owned by the selling shareholder, based on its ownership of the preferred shares and warrants, as of December 29, 2006, assuming conversion of all preferred shares and exercise of the warrants held by the selling shareholder on that date, without regard to any limitations on conversions or exercise.
          The third column lists the shares of our common stock being offered by this prospectus by the selling shareholder.
          In accordance with the terms of a registration rights agreement between us and the selling shareholder, this prospectus generally covers the resale of at least 130% of the sum of (i) the number of shares of common stock issuable upon conversion of the preferred shares as of the trading day immediately preceding the date the registration statement is initially filed with the Securities and Exchange Commission and (ii) the number of shares of common stock issuable upon exercise of the related warrants as of the trading day immediately preceding the date the registration statement is initially filed with the Securities and Exchange Commission. Because the conversion price of the preferred shares may be adjusted and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling shareholder pursuant to this prospectus.
          Under the terms of the preferred shares and the warrants, the selling shareholder may not convert the preferred shares or exercise the warrants to the extent such conversion or exercise would cause the selling shareholder, together with its affiliates, to beneficially own a number of shares of our common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the preferred shares that have not been converted and upon exercise of the warrants that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling shareholder may sell all, some or none of its shares in this offering. See “Plan of Distribution.”

		Maximum Number of Shares	Number of Shares
	Number of Shares Owned	to be Sold Pursuant to this	Owned
Name of Selling Shareholder	Prior to Offering	Prospectus	After Offering
PLKS Holdings, LLC (1)	1,250,000	1,625,000	0

(1)	Prentice Capital Management, L.P. has investment and voting power with respect to the securities held by PLKS Holdings, LLC. Mr. Michael Zimmerman is the managing member of the general partner of Prentice Capital Management, L.P. Each of Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of any of these securities.
DESCRIPTION OF CAPITAL STOCK
General
          Our articles of incorporation authorize our board of directors to issue 200,000,000 shares of capital stock, $0.01 par value per share. As of December 29, 2006, these shares consist of 22,948,635 issued and outstanding shares of common stock, $0.01 par value, referred to as common stock, and 7,500,000 shares of authorized series A convertible preferred stock,$0.01 par value per share. Apart from those shares and shares of common stock reserved for issuance under our stock option plans and our outstanding common stock purchase warrants, our remaining authorized capital stock consists of authorized voting common stock unless and until our board of directors establishes by resolution additional different classes or series of capital stock.
Series A Convertible Preferred Stock
          As of December 29, 2006, we had 4,457,751 shares of our series A convertible preferred stock, referred to as preferred stock, issued and outstanding. We issued these preferred shares to the selling stockholder who provided us with a $50 million financing facility under a financing agreement dated February 15, 2006, referred to as the financing agreement. Of the 4,457,751 shares of preferred stock outstanding, only 1,250,000 shares can ever become convertible as described further below in the section entitled “Conversion Rights.” The following is a summary of the material rights and privileges of our preferred stock.
          Voting. The holders of preferred stock currently do not have cumulative voting for the election of directors or other voting rights, except as required under applicable laws.
          Dividends. The holders of our preferred stock have no special dividend rights.
          Preemptive Rights. The holders of our preferred stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

          Liquidation Preference. The holders of our preferred stock have no liquidation preference over holders of our common stock.
          Redemption Rights. The holders of our preferred stock have the following redemption rights:
•	the preferred stock must be redeemed by us upon the occurrence of a “regulatory redemption event” as defined in the certificate of designation at a price specified in the certificate of designation; and

•	the holders of the preferred stock have the optional right to require us to redeem the preferred stock if a “registration rights default” as defined in the certificate of designation occurs at a price specified in the certificate of designation.
          Conversion Rights. Up to 1,250,000 shares of preferred stock can each become immediately convertible into one share of common stock if, but only if:

•	we cancel or redeem the warrants issued to the selling shareholder in connection with the $50 million financing facility or the shares of common stock issued pursuant to an exercise of the warrants; and

•	the cancellation or redemption of the warrants results from the application of the terms and conditions of our articles of incorporation or any applicable law, rule or regulation.

          Under our articles of incorporation, our board of directors may, at any time, authorize us to redeem the shares of our capital stock held by any “disqualified holder” as defined in our articles of incorporation. A “disqualified holder” means any beneficial owner of our capital stock whose ownership may result, in the judgment of our board of directors, in:

•	the disapproval, modification, or non-renewal of any contract under which we or any of our subsidiaries has sole or shared authority to manage any gaming operations; or

•	the failure to obtain or the loss or nonreinstatement of any license or franchise from any governmental agency held by us or any of our subsidiaries to conduct any portion of our business or the business of any of our subsidiaries if the license or franchise is conditioned upon some or all of the holders of capital stock meeting certain criteria.

The shares are redeemable at a redemption price equal to the capital stock’s fair market value (as defined in our articles of incorporation). The redemption price is payable in cash or our securities or any combination of cash or securities selected by our board of directors.
          At any time after any of the shares of preferred stock become convertible, the holder of the preferred stock can elect to convert some or all of the holder’s then convertible preferred stock by:

•	giving written notice of conversion to us; and

•	paying to us in cash or by wire transfer an amount equal to the number of shares of preferred stock being converted multiplied by the applicable conversion price.

The conversion price is currently equal to $7.50 per share. The conversion price is subject to adjustment in the event of, among other things, stock splits, stock dividends or similar events. The conversion price and the number of shares of outstanding preferred stock are also subject to adjustment if we issue shares of our common stock at prices below the then existing conversion price. The preferred stock may be converted on a cashless basis only if a registration statement is not available for the resale of the shares of common stock issuable upon conversion of the preferred stock at the time of conversion.
     Neither we nor any holder of preferred stock can effect the conversion of any share of preferred stock to the extent that after giving effect to such conversion, the holder converting shares of preferred stock would beneficially own (directly or indirectly) in excess of 4.99% of our outstanding shares of common stock outstanding after giving effect to such conversion.
     Purchase Rights. If we grant, issue or sell options, warrants, other convertible securities or other property pro rata to holders of our common stock, the holders of our preferred stock will be entitled to acquire such securities or property on similar terms determined as if the preferred stock then held by them has been fully converted into common stock.
     Rights in the Event of Certain Fundamental Transactions. If we engage in one or more “fundamental transactions” as defined in the certificate of designation, then each holder of preferred stock has the right to either:

•	purchase and receive the shares of stock, securities or assets issuable or payable with respect to the number of shares of common stock then issuable upon a conversion of the preferred stock as if the fundamental transaction had not taken place; or

•	require the repurchase of the preferred stock held by the holder for a purchase price equal to the “black scholes value” as defined in the certificate of designation of the remaining unconverted portion of preferred stock held by the holder on the date of the request. The purchase price is payable in cash within five trading days after such a request.

The term “fundamental transactions” means, among other things, a merger, consolidation, sale of substantially all of our properties or assets or the acquisition of more than 50% of our outstanding shares of preferred stock.
Common Stock
          As of December 29, 2006, we had 22,948,635 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our shares of common stock are quoted on The Nasdaq Global Market. The following is a summary of the material rights and privileges of our common stock.
          Voting. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, together with any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, together with any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Minnesota law requires a greater vote and except when Minnesota law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.
          Dividends. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends are limited by the terms of the BofA financing agreement.
          Pre-emptive Rights. The holders of our common stock have no pre-emptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.
          Liquidation. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions prior to the payment of distributions to holders of our common stock. As of the date of this prospectus, we have not issued any preferred stock with preferential liquidation rights over our common stock.
Warrants
          This prospectus includes 130% of the number of shares of our common stock issuable upon the exercise of the warrants which have an exercise price of $7.50 per share and expire in February 2013. The exercise price and the amount of securities issuable pursuant to these warrants are subject to adjustment as may be required to prevent dilution resulting from, among other things, stock splits, stock dividends or similar events or the issuance of shares of our common stock at prices below the exercise price of the warrants. The warrants were issued to the selling shareholder in connection with an affiliate of the selling shareholder providing a $50 million financing facility to us in February 2006. We have since paid off the financing facility in full.
Certain Provisions in Governance Documents
          The rights of holders of our common stock may become subject in the future to prior and superior rights and preferences in the event our board of directors establishes one or more additional classes of common stock, or one or more series of preferred stock. Such additional classes or series may be established by our board of directors at the time of issuance without further action by our shareholders. The issuance of a class or series of preferred stock could also prevent a potential takeover because the terms of any issued preferred stock may require the approval of the holders of the outstanding shares of preferred stock in order to consummate a merger, reorganization or sale of substantially all of our assets or other extraordinary corporate transaction.
          Our articles of incorporation provide that no person or entity may become the beneficial owner of five percent or more of any class or series of our capital stock unless such person or entity agrees in writing to provide personal background and financial information to gaming authorities, consent to a background investigation, and respond to questions from gaming authorities. Our articles of incorporation also provide that we may redeem, at fair market value, shares of our capital stock held by any person or entity whose status as a shareholder, in the opinion of our board of directors, jeopardizes the approval, continued existence, or renewal by any gaming regulatory authority, of a contract to manage gaming operations, or any other tribal, federal or state license or franchise held by us or any of our subsidiaries. These restrictions will be contained in a legend on each certificate issued evidencing shares of our common stock.
Minnesota Business Corporation Act
          We have not opted out of the control share acquisition or business combination provisions of the Minnesota Business Corporation Act. In general, the control share acquisition provision provides that shares of our voting capital stock acquired in a “control share acquisition” have no voting rights unless voting rights are approved by disinterested shareholders in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of the beneficial ownership of shares of voting capital stock that would, when added to all other shares beneficially owned by the acquiring person, exceed 20% or more of our outstanding voting capital stock entitled to vote for the election of directors, subject to certain exceptions. In general, the business combination provision prohibits any business combination by us or our subsidiary with any shareholder that purchases 10% or more of our voting capital stock within four years following the date such interested shareholder first held 10% or more of our voting capital stock, referred to as the share acquisition date, unless the business combination is approved by a committee of all the disinterested members of our board of directors before the interested shareholder’s share acquisition date. These provisions may have the effect of delaying, deferring or preventing a change in control of us or the removal of our existing management. We have no control over, and therefore can not predict, what effect these impediments to the ability of third parties to acquire control of us might have on the market price of our common stock.
PLAN OF DISTRIBUTION
          We are registering the shares of common stock issuable upon conversion of the preferred shares and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the preferred shares and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholder of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.
          The selling shareholder may sell all or a portion of the shares of common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          If the selling shareholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling shareholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.
          The selling shareholder may pledge or grant a security interest in some or all of the preferred shares and warrants or shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, referred to as the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling shareholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
          There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
          The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (referred to as the Exchange Act), and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.
          We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholder against liabilities, including liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholder will be entitled to contribution. We may be indemnified by the selling shareholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.
          Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.
LEGAL MATTERS
          The validity of our common stock offered by this prospectus will be passed upon for us by Gray, Plant, Mooty, Mooty & Bennett, P.A.
EXPERTS
          The financial statements as of January 1, 2006 and for the year then ended incorporated into this prospectus by reference from our Annual Report on Form 10-K for the year ended January 1, 2006 have been audited by Piercy, Bowler, Taylor & Kern, Certified Public Accountants and Business Advisors a Professional Corporation, referred to as Piercy Bowler Taylor & Kern, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          The financial statements as of January 2, 2005 and for each of the two years in the period then ended incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended January 1, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. The reports, proxy statements and other information that we file electronically with the SEC are available to the public free of charge over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC, at prescribed rates, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.
          We “incorporate by reference” into this prospectus certain information that we have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information about us that is contained in this prospectus is not comprehensive and you should also read the information in the documents incorporated by reference into this prospectus. We incorporate by reference into this prospectus the reports and documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than current reports on Form 8-K furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items, until the termination of the offering covered by this prospectus:
•	Our Annual Report on Form 10-K for the year ended January 1, 2006 (including information specifically incorporated by reference into our Form 10-K), as filed with the SEC on March 8, 2006; and

•	Our Proxy Statement dated March 17, 2006 as filed with the SEC on March 8, 2006; and

•	Our Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2006 as filed with the SEC on May 12, 2006 (including our unaudited interim financial statements as of April 2, 2006, and for the three-month periods ended April 2, 2006, and April 3, 2005); and

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2006 as filed with the SEC on August 10, 2006 (including our unaudited interim financial statements as of July 2, 2006, and for the three-month and six-month periods ended July 2, 2006 and July 3, 2005); and

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2006 as filed with the SEC on November 9, 2006 (including our unaudited interim financial statements as of October 1, 2006, and for the three-month and nine-month periods ended October 1, 2006 and October 2, 2005); and

•	Our Current Reports on Forms 8-K as filed with the SEC on March 22, 2006, March 23, 2006, April 5, 2006, April 7, 2006 (reporting disclosures under Items 1.01 and 1.02), April 21, 2006, June 28, 2006, October 4, 2006, October 6, 2006, November 9, 2006, December 6, 2006, December 14, 2006; December 27, 2006; January 9, 2007; and

•	The description of our common stock contained in our registration statement on Form 10 registering our common stock under Section 12 of the Exchange Act as filed with the SEC on October 23, 1998, as amended by our registration statement on Form 8-A/A as filed with the SEC on May 16, 2000.
          We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the above reports and documents which are incorporated by reference into this prospectus but not delivered with the prospectus. You can make a written or oral request for a free copy of any or all of the above reports and documents by writing to Timothy J. Cope, our President and Chief Financial Officer, at 130 Cheshire Lane, Suite 101, Minnetonka, MN 55305; or by emailing Mr. Cope at tcope@lakesentertainment.com; or by telephoning Mr. Cope at (952) 449-9092.
          The address of our website is http://www.lakesentertainment.com. Our most current SEC filings, such as our annual, quarterly and current reports, proxy statements and press releases, including the reports and documents that are incorporated by reference into this prospectus, are available to the public free of charge on our website. Our website is not a part of this prospectus.
INDEMNIFICATION
          We are subject to the Minnesota Business Corporation Act, referred to as the MBCA. Section 302A.521 of the MBCA provides that we shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person:
•	has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

•	acted in good faith;

•	received no improper personal benefit and Section 302A.255 of the MBCA, if applicable, has been satisfied;

•	in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

•	reasonably believed that the conduct was in our best interests in the case of acts or omissions in such person’s official capacity for us or reasonably believed that the conduct was not opposed to our best interests in the case of acts or omissions in such person’s official capacity for other affiliated organizations.
          Article 7 of our articles of incorporation further provide that our directors shall not be personally liable to us or our shareholders for breaches of fiduciary duty. In addition, Article 6 of our Bylaws provides that we shall indemnify our directors to the fullest extent permitted under the MBCA. We also maintain a director and officer insurance policy to cover ourselves, our directors and our officers against certain liabilities.
          Although indemnification for liabilities arising under the Securities Act of 1933, referred to as the Securities Act, may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

1,625,000 Shares
LAKES ENTERTAINMENT, INC.
Common Stock

PROSPECTUS

                     ___, 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
          The following table sets forth the various expenses in connection with the issuance and registration of the securities being registered pursuant to this Registration Statement on Form S-3. All of the amounts shown are estimates, except for the United States Securities and Exchange Commission registration fee and the Nasdaq fee.

Securities and Exchange Commission registration fee	$1,875
Printing expenses	1,000
Legal fees and expenses	100,000
Accounting and auditing fees and expenses	17,000
Nasdaq fees	16,250
Transfer Agent and Registrar fees	1,000
Miscellaneous	100

Total	$137,225
Item 15. Indemnification of Directors and Officers.
          We are subject to the Minnesota Business Corporation Act (the “MBCA”). Section 302A.521 of the MBCA provides that we shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person:
•	has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions;

•	acted in good faith;

•	received no improper personal benefit and Section 302A.255 of the MBCA, if applicable, has been satisfied;

•	in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and

•	reasonably believed that the conduct was in our best interests in the case of acts or omissions in such person’s official capacity for us or reasonably believed that the conduct was not opposed to our best interests in the case of acts or omissions in such person’s official capacity for other affiliated organizations.
          Article 7 of our articles of incorporation further provide that our directors shall not be personally liable to us or our shareholders for breaches of fiduciary duty. In addition, Article 6 of our Bylaws provides that we shall indemnify our directors to the fullest extent permitted under the MBCA.
          We also maintain a director and officer insurance policy to cover ourselves, our directors and our officers against certain liabilities.
Item 16. Exhibits and Financial Statement Schedules.
          (a) Exhibits:

Exhibits	Description

3.1	Articles of Incorporation of Lakes Entertainment, Inc. (as amended through May 5, 2004). (Incorporated herein by reference to Exhibit 3.1 to Lakes’ Report on Form 10-Q for the fiscal quarter ended April 4, 2004.)

3.2	Lakes Entertainment, Inc. Certificate of Designation of Series A Convertible Preferred Stock dated February 21, 2006. (Incorporated herein by reference to Exhibit 3.1 to Lakes’ Current Report on Form 8-K filed with the Commission on February 22, 2006.).

3.3	By-laws of Lakes Gaming, Inc. (Incorporated herein by reference to Exhibit 3.2 to the Lakes Form 10.)

4.1	Rights Agreement, dated as of May 12, 2000, between Lakes Gaming, Inc. and Norwest Bank Minnesota, National Association, as Rights Agent. (Incorporated herein by reference to Exhibit 4.1 to Lakes’ Form 8-K filed May 6, 2000.)

5.1†	Opinion of Gray, Plant, Mooty, Mooty & Bennett, P.A.

10.1	Securities Purchase Agreement dated as of February 15, 2006 between Lakes Entertainment, Inc. and PLKS Holdings, LLC including the Schedule of Buyers. (Incorporated herein by reference to Exhibit 10.2 to Lakes’ Current Report on Form 8-K filed with the Commission on February 22, 2006.).

10.2	Registration Rights Agreement dated as of February 15, 2006 between Lakes Entertainment, Inc. and PLKS Holdings, LLC including schedules and exhibits thereto. (Incorporated herein by reference to Exhibit 10.3 to Lakes’ Current Report on Form 8-K filed with the Commission on February 22, 2006.).

Exhibits	Description

10.3	Common Stock Purchase Warrant dated February 15, 2006 by Lakes Entertainment, Inc. in favor of PLKS Holdings, LLC. (Incorporated herein by reference to Exhibit 10.4 to Lakes’ Current Report on Form 8-K filed with the Commission on February 22, 2006.).

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Piercy Bowler Taylor & Kern.

23.3†	Consent of Gray, Plant, Mooty, Mooty & Bennett, P.A. (included in Exhibit 5.1).

24†	Power of Attorney (included on signature page to the Registration Statement on Form S-3 filed by Lakes with the Securities and Exchange Commission on January 3, 2007).

†	Previously filed.

*	Filed herewith.
(b) Financial Statement Schedules
Incorporated by reference to the financial statement schedules included in the 2005 Form 10-K.
Item 17. Undertakings.
a. The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
PROVIDED, HOWEVER, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in the form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on January 29, 2007.

LAKES ENTERTAINMENT, INC.

Registrant
By:	/s/ Lyle Berman

Name:	Lyle Berman
Title:	Chairman of the Board and
Chief Executive Officer
Dated as of January 29, 2007

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated and on the dates indicated:

Name	Title	Date
*		January 29, 2007

Lyle Berman	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Timothy J. Cope	Chief Financial Officer and Director	January 29, 2007

Timothy J. Cope	(Principal Financial and Accounting Officer)

*	Director	January 29, 2007

Morris Goldfarb

*	Director	January 29, 2007

Larry C. Barenbaum

*	Director	January 29, 2007

Ray Moberg

*	Director	January 29, 2007

Neil I. Sell

*	Director	January 29, 2007

Richard White

*By	/s/ Timothy J. Cope
Timothy J. Cope
Attorney-in-fact